As filed with the Securities and Exchange Commission on February 12, 2016

Registration No. 333-191053

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post Effective

Amendment No. 1

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SunEdison, Inc.

(Exact name of registrant as specified in its charter)

Delaware	56-1505767
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

13736 Riverport Drive, Suite 180

Maryland Heights, Missouri 63043

(314) 770-7300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Martin H. Truong, Esq.

Senior Vice President, General Counsel and Secretary

SunEdison, Inc.

13736 Riverport Drive, Suite 180

Maryland Heights, Missouri 63043

(314) 770-7300

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Christian O. Nagler, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

(212) 446-4800

Approximate date of commencement of proposed sale to the public: From time to time on or after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☒

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)(2)	Proposed maximum offering price per unit(1)(2)	Proposed maximum aggregate offering price(1)(2)	Amount of registration fees(3)
Debt Securities(4)	—	—	—	$ 0
Guarantee of Debt Securities(5)	—	—	—	$ 0
Common Stock, par value $.01 per share(6)	—	—	—	$ 0
Preferred Stock, par value $.01 per share(7)	—	—	—	$ 0
Depositary Shares(8)	—	—	—	$ 0
Warrants(9)	—	—	—	$ 0
Purchase Contracts(10)	—	—	—	$ 0
Units(11)	—	—	—	$ 0
Subscription Rights(12)	—	—	—	$ 0
Total	—	—	—	$ 0

(1)	Not specified pursuant to General Instruction II.E of Form S-3. There is being registered hereby such indeterminate number or amount, as the case may be, of the securities of each identified class as may from time to time be issued at indeterminate prices. Securities registered hereby may be offered for U.S. dollars or the equivalent thereof in foreign currencies. Securities registered hereby may be sold separately, together or in units with other securities registered hereby.
(2)	The securities being registered hereby may be convertible into or exchangeable or exercisable for other securities of any identified class. In addition to the securities that may be issued directly under this registration statement, there is being registered hereunder such indeterminate aggregate number or amount, as the case may be, of the securities of each identified class as may from time to time be issued upon the conversion, exchange, settlement or exercise of other securities offered hereby. Separate consideration may or may not be received for securities that are issued upon the conversion or exercise of, or in exchange for, other securities offered hereby.
(3)	Pursuant to Rules 456(b) and 457(r), the Registrant is deferring the payment of the Registration Fee.
(4)	Includes an indeterminate principal amount of debt securities as may be sold from time to time by SunEdison, Inc. (“SunEdison”) or holders thereof, including sales upon the exercise of warrants or delivery upon settlement of purchase contracts or units. Also includes such indeterminate principal amount of debt securities as may be issued upon conversion of or exchange for any securities being registered hereunder that provide for conversion or exchange into debt securities. The debt securities may be issued without guarantees, or may be guaranteed by some or all of the subsidiaries of SunEdison listed herein (the “Guarantors”).
(5)	Includes guarantees by some or all of the Guarantors of some or all of the debt securities that may be sold by SunEdison or holders thereof, from time to time. No separate registration fee is payable with respect to such guarantees pursuant to Rule 457(n) under the Securities Act of 1933, as amended.
(6)	Includes an indeterminate number of shares of common stock as may be sold from time to time by SunEdison or selling stockholders at indeterminate prices, including sales upon the exercise of warrants or delivery upon settlement of purchase contracts or units. Also includes such indeterminate number of shares of common stock of SunEdison or selling stockholders as may be issued upon conversion of or exchange for any securities being registered hereunder that provide for conversion or exchange into common stock.
(7)	Includes an indeterminate number of shares of preferred stock as may be sold from time to time by SunEdison or selling stockholders at indeterminate prices, including sales upon the exercise of warrants or delivery upon settlement of purchase contracts or units. Also includes such indeterminate number of shares of preferred stock of SunEdison or selling stockholders as may be issued upon conversion of or exchange for any securities being registered hereunder that provide for conversion or exchange into preferred stock.
(8)	Includes an indeterminate number of depositary shares evidenced by depositary receipts as may be issued in the event that SunEdison elects to offer fractional interests in its debt securities or shares of common stock, preferred stock registered hereby. Includes an indeterminate number of depositary shares as may be issued upon the exercise of warrants or delivery upon settlement of purchase contracts or units. No separate consideration will be received for the depositary shares.
(9)	Includes an indeterminate amount and number of warrants as may be sold from time to time, representing rights to purchase debt securities, common stock or preferred stock issued by SunEdison. Warrants may be sold separately or with debt securities, common stock or preferred stock or other securities registered hereunder.
(10)	Includes an indeterminate amount and number of purchase contracts as may be sold by SunEdison from time to time, representing rights to purchase their debt securities or other securities registered hereunder. Also includes an indeterminate amount and number of purchase contracts as may be sold by SunEdison from time to time, representing rights to purchase its common stock or preferred stock or other securities registered hereunder.
(11)	Includes an indeterminate amount and number of units as may be sold from time to time by SunEdison or holders thereof, representing ownership of securities registered hereunder.
(12)	The subscription rights to purchase shares of common stock, preferred stock, depository shares or debt securities will be offered without consideration.

TABLE OF ADDITIONAL REGISTRANTS

Exact Name of Co-Registrant as Specified in its Charter	State or Other Jurisdiction of Incorporation or Organization	I.R.S. Employer Identification No.
EnFlex Corporation	Delaware	68-0305515
SunEdison Holdings Corporation	Delaware	73-1628669
SunEdison International, Inc.	Delaware	43-1804551
MEMC Pasadena, Inc.	Delaware	43-1715238
NVT, LLC	Delaware	20-3835370
Solaicx	California	01-0691969
Sun Edison LLC	Delaware	20-0291450
SunEdison Canada, LLC	Delaware	26-0476287
SunEdison International, LLC	Delaware	26-0501567
Fotowatio Renewable Ventures, Inc.	Delaware	46-0521788

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the registration statement on Form S-3 (File No. 333-191053) (the “registration statement”) of SunEdison, Inc. (“SunEdison”) is being filed to: (1) file as an exhibit to the registration statement an additional form of indenture to be entered into between SunEdison and Computershare Trust Company, National Association, as trustee (the “Trustee”) with respect to the 2.25% Convertible Notes due 2020, thereby qualifying the indenture under the Trust Indenture Act of 1939, as amended, and (2) file additional exhibits to the Registration Statement under Item 16 (Exhibits) of Part II, including the Statement of Eligibility on Form T-1 for the Trustee. The registration statement was originally filed on September 9, 2013. This Post-Effective Amendment No. 1 will become effective immediately upon filing with the Securities and Exchange Commission.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following is a statement of the estimated expenses, to be paid solely by SunEdison, Inc. (“SunEdison”) in connection with the issuance and distribution of the securities being registered hereby:

Securities and Exchange Commission registration fee	$	*
FINRA filing fee		N/A
Printing expense		(1)
Accounting fees and expense		(1)
Legal fees and expense		(1)
Trustee’s fees and expenses		(1)
Miscellaneous expenses		(1)

Total		$(1)

*	Deferred in reliance on Rule 456(b) and 457(r) under the Securities Act of 1933, as amended (the “Securities Act”).
(1)	The estimated amounts of fees and expenses to be incurred in connection with any offering of securities pursuant to this registration statement will be determined from time to time and reflected in the applicable prospectus supplement.

Item 15. Indemnification of Directors and Officers.

The following summaries are qualified in their entirety by reference to the complete text of any statutes referred to below and the certificate of incorporation and the bylaws or similar organizational documents of SunEdison or any applicable guarantor of securities.

Delaware Law

SunEdison, and registrants EnFlex Corporation (“EnFlex”), SunEdison Holdings Corporation (“SunEdison Holdings”), SunEdison International, Inc. (“SunEdison International”), MEMC Pasadena, Inc. (“MEMC Pasadena”) and Fotowatio Renewable Ventures, Inc. (“FRV”) are all incorporated under the laws of the State of Delaware.

Section 102(b)(7) of the General Corporation Law of the State of Delaware (“DGCL”) permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments for dividends or unlawful stock repurchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. SunEdison’s Amended and Restated Certificate of Incorporation contains such a provision.

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the operation—a “derivative action”), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. SunEdison’s Amended and Restated Certificate of Incorporation contains such a provision.

Pursuant to the Amended Certificate of Incorporation of EnFlex, Enflex is authorized, to the fullest extent permitted by Delaware law, to indemnify its directors, officers, employees and other agents, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL, subject only to limits created by applicable Delaware law, with respect to actions for breach of duty to a corporation, its stockholders and others.

Pursuant to the Certificates of Incorporation of SunEdison Holdings and FRV, SunEdison Holdings and FRV shall, to the full extent permitted by Section 145 of the DGCL indemnify all persons whom it may indemnify pursuant thereto.

Pursuant to the Certificates of Incorporation of SunEdison International and MEMC Pasadena, the companies shall indemnify any person who was or is a party or is threatened to be made a party to any action, suit or proceeding (other than an action by or in the right of the company) by reason of the fact that such person is or was a director, officer, employee or agent of the company, to the full extent authorized or permitted by law.

SunEdison has entered into indemnification agreements with substantially all of its executive officers and directors. These agreements require SunEdison to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to SunEdison, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. In the case of any proceeding by or in the right of SunEdison to procure a judgment in its favor by reason of the fact that such individuals were acting in service to SunEdison, no indemnification shall be made in respect of any proceeding as to which such individuals shall have been adjudged to be liable to SunEdison unless, and only to the extent that, the competent court determines that such individual is entitled to indemnity.

SunEdison has in effect a directors and officers liability insurance policy providing insurance for the directors and officers of SunEdison against certain liabilities asserted against them or incurred by them, including liabilities under the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”). SunEdison pays the entire premium of this policy.

NVT, LLC (“NVT”), Sun Edison LLC (“Sun LLC”), SunEdison Canada, LLC (“Sun Canada LLC”) and SunEdison International, LLC (“Sun International LLC”) are each organized as a limited liability company under the laws of the State of Delaware. Section 18-108 of the Delaware Limited Liability Company Act provides that, subject to specified standards and restrictions, if any, as are set forth in the limited liability company agreement, a limited liability company shall have the power to indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever.

Pursuant to the Third Amended and Restated Operating Agreement of NVT, NVT shall indemnify and hold harmless its Manager from and against any and all claims and demands whatsoever. In all other respects the business and affairs of NVT shall be governed by the provisions of the Delaware Limited Liability Company Act.

Pursuant to the Limited Liability Company Agreement of Sun LLC, Sun LLC shall indemnify, defend and hold harmless its Board of Managers, its Member(s), officers, employees and agents to the fullest extent permissible under Delaware law.

Pursuant to the Second Amended and Restated Operating Agreement of Sun Canada LLC, Sun Canada LLC shall indemnify and hold harmless its Manager from and against any and all claims and demands whatsoever. In all other respects, the business and affairs of Sun Canada LLC shall be governed by the provisions of the Delaware Limited Liability Company Act.

Pursuant to the Second Amended and Restated Operating Agreement of Sun International LLC, Sun International LLC shall indemnify and hold harmless its Manager from and against any and all claims and demands whatsoever. In all other respects, the business and affairs of Sun International LLC shall be governed by the provisions of the Delaware Limited Liability Company Act.

California Law

Solaicx is incorporated under the laws of the State of California. Subject to certain limitations, Section 317 of the California Corporations Code provides in part that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of the corporation to procure a judgment in its favor) by reason of the fact that the person is or was an agent (which term includes officers and directors) of the corporation, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with the proceeding if that person acted in good faith and in a manner the person reasonably believed to be in the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of the person was unlawful.

The California indemnification statute, as provided in Section 317 of the California Corporations Code, is nonexclusive and allows a corporation to expand the scope of indemnification provided, whether by provisions in its bylaws or by agreement, to the extent authorized in the corporation’s articles.

The Amended and Restated Articles of Incorporation of Solaicx authorize Solaicx to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) in excess of indemnification otherwise permitted by Section 317 of the California Corporations Code, subject only to the applicable limits set forth in Section 204 of the California Corporations Code, with respect to actions for breach of duty to this corporation and its shareholders.

Item 16. Exhibits.

Reference is made to the attached Exhibit Index.

Item 17. Undertakings.

(a)	Each of the undersigned registrants hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Securities and Exchange Commission by the registrants pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act to any purchaser:

(i)	Each prospectus filed by the registrants pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5)	That, for the purpose of determining liability of the registrants under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrants undertake that in a primary offering of securities of the undersigned registrants pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrants will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrants relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrants or used or referred to by the undersigned registrants;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrants or their securities provided by or on behalf of the undersigned registrants; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrants to the purchaser.

(b)	Each of the undersigned registrants hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of such annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	If the securities being registered are offered to existing security holders pursuant to warrants or subscription rights and any securities not taken by security holders are to be reoffered to the public, each undersigned registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by the underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made on terms differing from those set forth on the cover page of the prospectus or applicable prospectus supplement, a post-effective amendment will be filed to set forth the terms of such offering.

(d)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrants pursuant to the provisions referred to in Item 15, or otherwise, each of the registrants has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by such registrant of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, such registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(e)	Each of the undersigned registrants hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act of 1939, as amended (the “Act”) in accordance with the rules and regulations prescribed by the Securities and Exchange Commission under Section 305(b)(2) of the Act.

SIGNATURES AND POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this post-effective amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Maryland Heights, State of Missouri, on February 12, 2016.

SUNEDISON, INC.

/s/ Martin Truong
Martin H. Truong
Senior Vice President, General Counsel & Corporate Secretary

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on February 12, 2016:

Signature	Capacity

* Ahmad R. Chatila	President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ Brian Wuebbels Brian Wuebbels	Executive Vice President and Chief Financial Officer (Principal Financial and Principal Accounting Officer)

/s/ Clayton C. Daley, Jr. Clayton C. Daley, Jr.	Director

/s/ Georganne C. Proctor Georganne C. Proctor	Director

/s/ Emmanuel T. Hernandez Emmanuel T. Hernandez	Executive Chairman of the Board

/s/ Antonio R. Alvarez Antonio R. Alvarez	Director

/s/ James B. Williams James B. Williams	Director

/s/ Randy H. Zwirn Randy H. Zwirn	Director

/s/ Claire Gogel Claire Gogel	Director

*By:	/s/ Martin Truong
Name: Martin H. Truong
As: Attorney-In-Fact**

**	Pursuant to authority granted by powers of attorney, copies of which have been previously filed.

SIGNATURES AND POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this post-effective amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Maryland Heights, State of Missouri, on February 12, 2016.

ENFLEX CORPORATION

/s/ Rafael Dobrzynski
Name: Rafael Dobrzynski Title: President

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on February 12, 2016:

Signature	Capacity

/s/ Rafael Dobrzynski Rafael Dobrzynski	President (Principal Executive Officer)

/s/ Brian Wuebbels Brian Wuebbels	Principal Financial Officer and Principal Accounting Officer

* Sujay Parikh	Vice President, Secretary and Sole Director

*By:	/s/ Martin Truong
Name: Martin H. Truong
As: Attorney-In-Fact**

**	Pursuant to authority granted by powers of attorney, copies of which have been previously filed.

SIGNATURES AND POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this post-effective amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Maryland Heights, State of Missouri, on February 12, 2016.

FOTOWATIO RENEWABLE VENTURES, INC.

/s/ Karleen Stern
Name: Karleen Stern
Title: General Counsel & Secretary

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on February 12, 2016:

Signature	Capacity

/s/ Brian Wuebbels	Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer and Director
Brian Wuebbels

/s/ Martin H. Truong	Director
Martin H. Truong

SIGNATURES AND POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this post-effective amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Maryland Heights, State of Missouri, on February 12, 2016.

SUNEDISON HOLDINGS CORPORATION

/s/ Brian Wuebbels
Name: Brian Wuebbels
Title: President

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on February 12, 2016:

Signature	Capacity

/s/ Brian Wuebbels Brian Wuebbels	President and Chairman of the Board of Directors (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

/s/ Martin Truong Martin Truong	Secretary and Director

SIGNATURES AND POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this post-effective amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Maryland Heights, State of Missouri, on February 12, 2016.

SUNEDISON INTERNATIONAL, INC.

/s/ Martin Truong
Name: Martin Truong
Title: General Counsel and Secretary

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on February 12, 2016:

Signature	Capacity

/s/ Brian Wuebbels Brian Wuebbels	President and Chairman of the Board of Directors (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

/s/ Martin Truong Martin Truong	Secretary and Director

SIGNATURES AND POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this post-effective amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Maryland Heights, State of Missouri, on February 12, 2016.

MEMC PASADENA, INC.

/s/ Martin Truong
Name: Martin Truong
Title: Secretary

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on February 12, 2016:

Signature	Capacity

/s/ Brian Wuebbels Brian Wuebbels	President (Principal Executive Officer and Principal Financial Officer) and Director

* Jeremy Avenier	Principal Accounting Officer

/s/ Martin Truong Martin Truong	Secretary and Director

*By:	/s/ Martin Truong
Name: Martin H. Truong
As: Attorney-In-Fact**

**	Pursuant to authority granted by powers of attorney, copies of which have been previously filed.

SIGNATURES AND POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this post-effective amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Maryland Heights, State of Missouri, on February 12, 2016.

NVT, LLC
By: SunEdison Contracting, LLC
By: Sun Edison LLC

/s/ Martin Truong
Name: Martin Truong
Title: General Counsel and Secretary

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on February 12, 2016:

Signature	Capacity

/s/ Brian Wuebbels Brian Wuebbels	Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer

SIGNATURES AND POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this post-effective amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Maryland Heights, State of Missouri, on February 12, 2016.

SOLAICX

/s/ Brian Wuebbels
Name: Brian Wuebbels
Title: President

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on February 12, 2016:

Signature	Capacity

/s/ Brian Wuebbels Brian Wuebbels	President (Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer) and Director

/s/ Martin Truong Martin Truong	Director

SIGNATURES AND POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this post-effective amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Maryland Heights, State of Missouri, on February 12, 2016.

SUN EDISON LLC

/s/ Martin Truong
Name: Martin Truong
Title: General Counsel and Secretary

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on February 12, 2016:

Signature	Capacity

/s/ Brian Wuebbels Brian Wuebbels	Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer

/s/ Martin Truong	General Counsel, Secretary and Manager
Martin Truong

SIGNATURES AND POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this post-effective amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Maryland Heights, State of Missouri, on February 12, 2016.

SUNEDISON CANADA, LLC
By: Sun Edison LLC

/s/ Martin Truong
Name: Martin Truong
Title: General Counsel and Secretary

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on February 12, 2016:

Signature	Capacity

/s/ Brian Wuebbels Brian Wuebbels	Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer

SIGNATURES AND POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this post-effective amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Maryland Heights, State of Missouri, on February 12, 2016.

SUNEDISON INTERNATIONAL, LLC
By: Sun Edison LLC

/s/ Martin Truong
Name: Martin Truong
Title: General Counsel and Secretary

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on February 12, 2016:

Signature	Capacity

/s/ Brian Wuebbels Brian Wuebbels	Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer

SCHEDULE OF EXHIBITS

1.1*	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation of SunEdison, Inc. (incorporated by reference to Exhibit 3.1 of SunEdison’s Form 8-K filed June 2, 2014).

3.2	Amended and Restated Bylaws of SunEdison, Inc. (incorporated by reference to Exhibit 3.2 of SunEdison’s Form 8-K filed June 2, 2014).

3.3	Amended Certificate of Incorporation of EnFlex Corporation, as further amended (incorporated by reference to Exhibit 3.5 to SunEdison, Inc.’s Registration Statement on Form S-4, filed on August 9, 2011, File No. 333-176188).

3.4**	Amended and Restated Bylaws of EnFlex Corporation.

3.5	Certificate of Formation of NVT, LLC (incorporated by reference to Exhibit 3.14 to SunEdison, Inc.’s Registration Statement on Form S-4, filed on August 9, 2011, File No. 333-176188).

3.6**	Third Amended and Restated Operating Agreement of NVT, LLC.

3.7.1	Certificate of Incorporation of SunEdison Holdings Corporation (f/k/a MEMC Holdings Corporation) (incorporated by reference to Exhibit 3.7 to SunEdison, Inc.’s Registration Statement on Form S-4, filed on August 9, 2011, File No. 333-176188).

3.7.2	Certificate of Amendment of Certificate of Incorporation of SunEdison Holdings Corporation (incorporated by reference to Exhibit 3.7.2 to SunEdison, Inc.’s Registration Statement on Form S-3, filed on September 9, 2013, File No. 333-191053).

3.8	Bylaws of SunEdison Holdings Corporation (f/k/a MEMC Holdings Corporation), as amended (incorporated by reference to Exhibit 3.8 to SunEdison, Inc.’s Registration Statement on Form S-4, filed on August 9, 2011, File No. 333-176188).

3.9.1	Certificate of Incorporation of SunEdison International, Inc. (f/k/a MEMC International, Inc.) (incorporated by reference to Exhibit 3.9 to SunEdison, Inc.’s Registration Statement on Form S-4, filed on August 9, 2011, File No. 333-176188).

3.9.2	Certificate of Amendment of Certificate of Incorporation of SunEdison International, Inc. (incorporated by reference to Exhibit 3.9.2 to SunEdison, Inc.’s Registration Statement on Form S-3, filed on September 9, 2013, File No. 333-191053).

3.10	Bylaws of SunEdison International, Inc. (f/k/a MEMC International, Inc.) (incorporated by reference to Exhibit 3.10 to SunEdison, Inc.’s Registration Statement on Form S-4, filed on August 9, 2011, File No. 333-176188).

3.11.1	Certificate of Incorporation of MEMC Pasadena, Inc., (incorporated by reference to Exhibit 3.11 to SunEdison, Inc.’s Registration Statement on Form S-4, filed on August 9, 2011, File No. 333-176188).

3.11.2	Certificate of Amendment of Certificate of Incorporation of MEMC Pasadena, Inc. (incorporated by reference to Exhibit 3.12 to SunEdison, Inc.’s Registration Statement on Form S-4, filed on August 9, 2011, File No. 333-176188).

3.12	Bylaws of MEMC Pasadena, Inc., as amended (incorporated by reference to Exhibit 3.13 to SunEdison, Inc.’s Registration Statement on Form S-4, filed on August 9, 2011, File No. 333-176188).

3.13	Amended and Restated Articles of Incorporation of Solaicx (incorporated by reference to Exhibit 3.16 to SunEdison, Inc.’s Registration Statement on Form S-4, filed on August 9, 2011, File No. 333-176188).

3.14	Amended and Restated Bylaws of Solaicx (incorporated by reference to Exhibit 3.17 to SunEdison, Inc.’s Registration Statement on Form S-4, filed on August 9, 2011, File No. 333-176188).

3.15.1	Certificate of Incorporation of Fotowatio Renewable Ventures, Inc. (incorporated by reference to Exhibit 3.15.1 to SunEdison, Inc.’s Registration Statement on Form S-3, filed on September 9, 2013, File No. 333-191053).

3.15.2	Certificate of Amendment of Certificate of Incorporation of Fotowatio Renewable Ventures, Inc. (incorporated by reference to Exhibit 3.15.2 to SunEdison, Inc.’s Registration Statement on Form S-3, filed on September 9, 2013, File No. 333-191053).

3.16	Bylaws of Fotowatio Renewable Ventures, Inc. (incorporated by reference to Exhibit 3.16 to SunEdison, Inc.’s Registration Statement on Form S-3, filed on September 9, 2013, File No. 333-191053).

3.17.1	Certificate of Formation of Sun Edison LLC. (incorporated by reference to Exhibit 3.18 to SunEdison, Inc.’s Registration Statement on Form S-4, filed on August 9, 2011, File No. 333-176188).

3.17.2	Certificate of Amendment of Certificate of Formation of Sun Edison LLC (incorporated by reference to Exhibit 3.19 to SunEdison, Inc.’s Registration Statement on Form S-4, filed on August 9, 2011, File No. 333-176188).

3.18	Limited Liability Company Agreement of Sun Edison LLC (incorporated by reference to Exhibit 3.20 to SunEdison, Inc.’s Registration Statement on Form S-4, filed on August 9, 2011, File No. 333-176188).

3.19	Certificate of Formation of SunEdison Canada, LLC (incorporated by reference to Exhibit 3.21 to SunEdison, Inc.’s Registration Statement on Form S-4, filed on August 9, 2011, File No. 333-176188).

3.20**	Second Amended and Restated Operating Agreement of SunEdison Canada, LLC.

3.21.1	Certificate of Formation of SunEdison International, LLC (incorporated by reference to Exhibit 3.23 to SunEdison, Inc.’s Registration Statement on Form S-4, filed on August 9, 2011, File No. 333-176188).

3.21.2	Certificate of Amendment of Certificate of Formation of SunEdison International, LLC (incorporated by reference to Exhibit 3.24 to SunEdison, Inc.’s Registration Statement on Form S-4, filed on August 9, 2011, File No. 333-176188).

3.22**	Second Amended and Restated Operating Agreement of SunEdison International, LLC.

4.1	Form of Indenture for Senior Debt Securities among SunEdison, Inc., the guarantors named therein and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to SunEdison, Inc.’s Registration Statement on Form S-3, filed on September 9, 2013, File No. 333-191053).

4.2*	Form of Senior Debt Securities.

4.3	Form of Indenture for Subordinated Debt Securities among SunEdison, Inc., the guarantors named therein, and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.3 to SunEdison, Inc.’s Registration Statement on Form S-3, filed on September 9, 2013, File No. 333-191053).

4.4*	Form of Subordinated Debt Securities.

4.5	Form of Indenture for Senior Notes due 2019 (including the forms of notes), dated March 10, 2011, by and among SunEdison, Inc. (f/k/a MEMC Electronic Materials, Inc.), the subsidiary guarantors named therein and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to SunEdison, Inc.’s Current Report on Form 8-K, filed on March 10, 2011, File No. 001-13828).

4.6*	Form of Warrant Agreement(s) (including form of Warrant Certificate(s)).

4.7*	Form of Deposit Agreement (including form of Depositary Receipt).

4.8*	Form of Purchase Contract (including form of Purchase Contract certificate) and, if applicable, Pledge Agreement.

4.9*	Form of Unit Agreement (including form of Unit Certificate).

4.10*	Form of Certificate of Designation.

4.11**	Form of Indenture for 2.25% Convertible Senior Notes due 2020

4.12**	Form of 2.25% Convertible Senior Note due 2020 (included as Exhibit A to Exhibit 4.11)

5.1	Opinion of Kirkland & Ellis LLP (incorporated by reference to Exhibit 5.1 to SunEdison Inc.’s Registration Statement on Form S-3, filed on September 9, 2013, File No. 333-191053).

12.1	Statements re Computation of Ratios (incorporated by reference to Exhibit 12.1 to SunEdison Inc.’s Registration Statement on Form S-3, filed on September 9, 2013, File No. 333-191053).

23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm (incorporated by reference to Exhibit 23.1 to SunEdison Inc.’s Registration Statement on Form S-3, filed on September 9, 2013, File No. 333-191053).

23.2	Consent of KPMG LLP, Independent Registered Public Accounting Firm (incorporated by reference to Exhibit 23.2 to SunEdison Inc.’s Registration Statement on Form S-3, filed on September 9, 2013, File No. 333-191053).

23.3	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1).

24.1	Powers of Attorney (incorporated by reference to Exhibit 24.1 to SunEdison Inc.’s Registration Statement on Form S-3, filed on September 9, 2013, File No. 333-191053).

25.1	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of U.S. Bank National Association, as Trustee for the form of senior indenture for the Senior Debt Securities (incorporated by reference to Exhibit 25.1 to SunEdison Inc.’s Registration Statement on Form S-3, filed on September 9, 2013, File No. 333-191053).

25.2	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of U.S. Bank National Association, as Trustee for the form of subordinated indenture for the Subordinated Debt Securities (incorporated by reference to Exhibit 25.2 to SunEdison Inc.’s Registration Statement on Form S-3, filed on September 9, 2013, File No. 333-191053).

25.3	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of U.S. Bank National Association, as Trustee for the indenture for Senior Notes due 2019 (incorporated by reference to Exhibit 25.3 to SunEdison Inc.’s Registration Statement on Form S-3, filed on September 9, 2013, File No. 333-191053).

25.4**	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of Computershare Trust Company, National Association, as trustee under the indenture for the 2.25% Convertible Senior Notes due 2020.

*	To be filed by amendment or as an exhibit to a report filed pursuant to Section 13(a) or 15(d) under the Exchange Act.
**	Indicates documents filed herewith.